

March 18, 2011

By U.S. Mail and Facsimile to: (215) 945-4183

Terry L. Sager
President and Chief Executive Officer
William Penn Bancorp, Inc.
8150 Route 13
Levittown, Pennsylvania 19057

> **Re: William Penn Bancorp, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended June 30, 2010**
> **Quarterly Report on Form 10-Q for the quarters ended September 30, 2010**
> **and December 31, 2010**
> **Filed September 28, 2010, November 15, 2010 and February 22, 2011**
> **File No. 000-53172**

Dear Ms. Sager:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Item 1. Business

Regulation, page 22

1.   You may not qualify this section by reference to the applicable laws and regulations. In future filings please eliminate the qualification and indicate that all material information is discussed.

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Market Information, page 2 of 2010 Annual Report

2.   We note your disclosure that your ability to pay dividends to stockholders is, to some extent, dependent upon the dividends you receive from the Bank which is subject to "certain regulatory restrictions on the payment of dividends." In future filings please state in greater detail the regulatory restrictions that limit the Bank's payment of dividends.

Director Independence, page 7 of Definitive Proxy Statement on Schedule 14A

3.   Tell us the material terms and conditions of the transactions pursuant to which the company paid commissions to William B. Parry & Son, Ltd. of which Director Parry is president. Also quantify the dollar amount of commissions paid by the company to William B. Parry & Son, Ltd. during the fiscal year ended June 30, 2010. Also provide us with your analysis regarding whether disclosure is required pursuant to Item 404 of Regulation S-K.

Form 10-Q for the quarter ended December 31, 2010

Financial Statements, page 3

Note 7 – Loans Receivable, page 10

4.   On page 14, we note your $4,250,000 investment in impaired loans with specific reserves of $920,000. We also note your disclosure on page 16 stating that you had $7,514,000 in impaired loans with specific reserves of $997,000. Please reconcile the information included on pages 14 and 16.

Note 9 - Fair Value Measurements, page 15

5.   We note your disclosure stating that impaired loans use Level 2 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Management's Discussion and Analysis, page 19

Non Performing Loans, page 29

6.   We note your discussion of the $3.0 million land loan secured by a tract of land in
        Wildwood, New Jersey whose most recent appraisal dates back to 2004. Please tell us
        why you believe using an appraisal over six years old was appropriate given the market
        conditions and declining sales values. Please tell us the other compensating procedures
        or actions you took to determine the fair value of the collateral on the property and how
        this is considered and reflected in your financial statements. Further, please confirm
        whether you use third-party appraisals to determine the fair value of the underlying
        collateral for all impaired loans which are collateral dependent. If so, please tell us and
        revise future filings to address the following:

        •   How and when you obtain external appraisals and how this impacts your amount
            and timing of your quarterly and annual periodic loan provision(s) and charge-
            offs;
        •   The typical timing surrounding the recognition of a collateral dependent loan as
            non-performing and impaired, when you order and receive an appraisal, and the
            subsequent recognition of any provision or related charge-off. In this regard, tell
            us if there have been any significant time lapses during this process; and
        •   Whether you have charged-off an amount different from what was determined to
            be the fair value of the collateral as presented in the appraisal for any period
            presented. If so, please tell us the amount of the difference and corresponding
            reasons for the difference, as applicable.

        If you do not use external appraisals to determine the fair value of the underlying
        collateral for impaired loans, please provide us with a comprehensive response which
        discusses your process and procedures for estimating the fair value of the collateral for
        these loans.

        To further enhance our understanding of how you measure impairment under ASC 310-
        30, please provide us with a detail of your five largest impaired loans at December 31,
        2010 and June 30, 2010 for which you determined that a specific allowance was not
        required. Your response should include a discussion of the following:

        •   when the loan was originated;
        •   when the loan became impaired;
        •   the underlying collateral supporting the loan;
        •   the amount of any charge-offs recognized for the loan, as applicable;
        •   the date and amount of the last appraisal obtained for the underlying collateral;
        •   the estimated fair value of the underlying collateral at December 31, 2010;
        •   if you applied a discount to the most recent appraised value, the discount applied
            and how it was determined; and

- any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel